

May 23, 2022

Zine Mazouzi
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

      Re: Steven Madden, Ltd.
          Form 10-K for the Year Ended December 31, 2021
          File No. 000-23702

Dear Mr. Mazouzi:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and the Use of Estimates, page 32

1.   We note your discussion including critical accounting estimates that are more significantly affected by judgments and estimates. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2.   We note your discussion and accounting policies for sales initiatives to retailers. Please tell us and disclose, to the extent material, your accounting policies for any incentives provided to direct consumers for any loyalty programs as well as providing a discussion of any gift card programs and related breakage.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing